EXHIBIT 21

Description of Subsidiaries

As of September 30, 2010, Teleconnect Inc. had one subsidiary, specifically: PhotoWizz B.V., a company organized under the laws of The Netherlands

As of the date of this filing, December 23, 2010,   Teleconnect Inc maintains a 10% shareholding in Teleconnect Communicaciones SA, and has purchased as of October 15, 2010, 100% of Hollandsche Exploitatie Maatschappij BV; a Dutch company established in 2007, that has developed the age validation system ‘Ageviewers’ and which has become the main business focus of the Company.